HCA Holdings, Inc.

One Park Plaza

Nashville, TN 37203

January 23, 2012

VIA EDGAR CORRESPONDENCE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Mail Stop 4720

Re:	HCA Holdings, Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 9, 2011

File No. 001-11239

Dear Mr. Rosenberg:

On behalf of HCA Holdings, Inc. (the “Company,” “our” or “we”), please find below our response to the comment you provided during a telephone conversation on January 19, 2012 regarding the previous comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 14, 2011 (the “Comment Letter”) and a January 6, 2012 telephone conversation, concerning the Company’s Form 10-Q for the quarterly period ended September 30, 2011 and our responses to those comments in our letters dated December 21, 2011 and January 12, 2012.

For you convenience, we have set out the text of our understanding of the comment made by the Staff during the January 19, 2012 telephone conservation in italics, followed by our response.

We have considered your proposal to present payments received from the federal government to promote the electronic use of healthcare as a reduction of other operating expenses. We do not believe your response provides a sufficient basis for such presentation. We note that you account for the payments as gain contingencies, and that you present other gains and losses of similar or lesser magnitude on a separate line item on the face of your income statement. In these circumstances, we believe you should revise your proposed presentation to present the gains you recognize from the use of electronic health records in a manner consistent with your presentation of these other gains and losses.

We will present electronic health record incentive income as a separate line item in our Consolidated Income Statements to be included in our Form 10-K for the year ended December 31, 2011 (and future quarterly and annual filings).

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

January 23, 2012

The undersigned, in response to the request contained in the Comment Letter, hereby acknowledges:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at don.street@hcahealthcare.com, telephone (615) 344-5900 or fax (615) 344-5959 if you have any questions. Thank you in advance for your prompt attention to this matter.

Sincerely,

Don Street

Chief Accounting Officer

Cc: Kei Nakada, Securities and Exchange Commission